EXHIBIT 99.1


CONTACT:
Nick Bray                      AT THE FINANCIAL RELATIONS BOARD:
Chief Financial Officer        For Analyst Info:  Julie Creed (312) 640-6724
Gentia Software                For General Info:  Kelly Lofts (212) 661-8030
+44 181 971 4000               For Media Info:  Claudine Cornelis (212) 661-8030

FOR IMMEDIATE RELEASE


               GENTIA SOFTWARE REPORTS 1999 SECOND QUARTER RESULTS


              NEW INVESTMENT SECURED TO FUND WORKING CAPITAL NEEDS

                 ROBIN LODGE APPOINTED NEW CHAIRMAN OF THE BOARD

            RESTRUCTURING COMPLETE, RETURN TO PROFITABILITY ON TRACK

LONDON, JULY 22, 1999 -- Gentia Software (Nasdaq: GNTI), a leading provider of intelligent analytical applications for enterprise-wide deployment, today reported results for the second quarter ended June 30, 1999. Revenues for the second quarter of 1999 totaled $6.0 million, compared with $6.0 million for the first quarter of 1999 and $7.7 million for the second quarter of 1998.

Gentia reported a net loss of $6.3 million, or $0.62 per share, compared with a net loss of $3.7 million, or $0.36 per share, in the first quarter of 1999 and a net loss of $1.9 million, or $0.19 per share, in the second quarter of 1998. The net loss for the most recent quarter includes one-time charges of $3.1 million, comprised of a previously announced restructuring charge of $1.4 million and a $1.7 million allowance for doubtful accounts. Although the restructuring charge is slightly higher than the projected $1.0 million, Gentia has taken additional cost reductions to bring operating costs in line with current revenue levels. Further restructuring charges are not anticipated, and the Company believes it will return to profitability during the second half of 1999.

Gentia also announced today that it has secured a letter of intent regarding an equity investment that it feels confident will fund its working capital needs for the foreseeable future. In connection with the investment, Robin Lodge has been appointed to the position of non-executive Chairman of the Board. Mr. Lodge has replaced Paul Rolph who has left the Company to pursue other interests.

Mr. Lodge brings more than 27 years of experience in the computer systems market to Gentia, and holds several non-executive directorships of other public and private companies. He also brings to the Board considerable experience in the information systems industry.

"I am very pleased to report that the reorganization of the Company that commenced at the end of 1998 is now complete," commented Steve Fluin, Chief Executive Officer. "We have significantly lowered our cost structure by reducing the head count from 202 at the end of 1998 to 139 at the beginning of the third quarter of 1999. We have also refocused our efforts to drive revenue growth in a highly efficient manner. Our Balanced Scorecard, ProfitImpact and core Gentia products are second to none, and existing prospects for Gentia's predictive intelligence applications are very exciting. Every day, as we move past Y2K issues, more and more companies are exploring how to best use IT expenditures in order to gain competitive advantages. Gentia's product innovation positions it to meet this demand, which we believe is evidenced by our growing world-class customer list, as well as the recent investment commitment in our Company."

The Gentia market model includes partnering with leading companies to combine domain expertise with its enterprise software to create best-in-class solutions. Partnerships already in place include:

-        Renaissance
-        GartnerGroup
-        Arthur Andersen
-        Bell Atlantic

"We are strongly positioned to benefit from predicted market growth with our existing products, services and partners," continued Fluin. "In addition to deals signed during the second quarter with major companies including Swiss Reinsurance and Schmitz

Cargobull, we also expanded strategic alliances with consultancy firms such as Arthur Andersen, Renaissance, KPMG and Ernst & Young, ensuring that we continue to attract major companies in the second half of 1999."

MOST RECENT DEVELOPMENTS

- Closed major deals during the quarter with Posten Sverige AB, Saudi Aramco, Swiss Reinsurance, and Schmitz Cargobull.

- Released K.wiz-TM- 2.0 with Accelerated Database (ADB). ADB is a unique patented compression technology, which allows K.wiz to handle vast amounts of data and deliver a superior response time.

- Announced a development project with K.wiz Solutions to integrate the machine learning and compression technology from the K.wiz data mining framework with GentiaDB. The project will result in the first integrated platform for Intelligent Applications with embedded predictive analysis capability. Additionally, we closed deals during the quarter with two customers who intend to integrate K.wiz with their Balanced Scorecard solutions.

- Launched Gentia TrafficOptimizer in partnership with Bell Atlantic. The new software application equips network engineers, strategic planners and administrators with a powerful tool to analyze network usage.

- Appointed new distributors in South Africa and Asia, as well as added a new Vice President ROW (rest of world) to the executive management team.

ABOUT THE COMPANY

Gentia Software is the leading supplier of analytical applications that enable clients to maximize their competitive position through enterprise-wide deployment of strategy management, performance measurement and operational analysis solutions. By leveraging the only networked Business Intelligence solution designed for enterprise-wide deployment, Gentia enables a new class of analytical applications, such as the Balanced Scorecard, which ensure information delivery to key decision-makers' desktops and browsers throughout an enterprise. Gentia Software's worldwide client list of more than 500 customers includes JP Morgan and Company, Volvo, McDonald's Restaurants, Fortis, Swiss Reinsurance and Sun Microsystems. The Company has headquarters in Boston and London and operates in more than 20 countries worldwide. For additional information about Gentia, visit the Company's Web site at WWW.GENTIA.COM or call 1-888-4GENTIA or 1-781-224-0750. To receive additional information via fax at no charge, dial 1-800-PRO-INFO and enter code GNTI.


THIS NEWS RELEASE CONTAINS STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO THE FINANCIAL PERFORMANCE OF GENTIA SOFTWARE. SUCH STATEMENTS ARE BASED UPON THE INFORMATION AVAILABLE TO MANAGEMENT AT THIS TIME, AND THEY NECESSARILY INVOLVE RISK BECAUSE ACTUAL RESULTS COULD DIFFER MATERIALLY FROM CURRENT EXPECTATIONS. AMONG THE MANY FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE SET FORTH IN THE COMPANY'S FORWARD-LOOKING STATEMENTS ARE CHANGES IN GENERAL ECONOMIC CONDITIONS, ACTIONS TAKEN BY CUSTOMERS OR COMPETITORS, AND THE RECEIPT OF MORE OR FEWER ORDERS THAN EXPECTED.

                            (Financial Tables Follow)

                               GENTIA SOFTWARE PLC
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                            THREE MONTHS ENDED                    SIX MONTHS ENDED
                                                       ---------------------------           ---------------------------
                                                        JUNE 30,          JUNE 30,           JUNE 30,           JUNE 30,
                                                         1999               1998               1999               1998
                                                       --------           --------           --------           --------

                                                          US$               US$                US$                 US$
Revenues:
     License ................................          $  2,366           $  4,779           $  4,660           $  7,657
     Services and other .....................             3,586              2,960              7,243              5,999
                                                       --------           --------           --------           --------
                                                          5,952              7,739             11,903             13,656

Cost of revenues:
     License ................................               868                472              1,000                547
     Services and other .....................             2,303              2,045              4,918              3,827
                                                       --------           --------           --------           --------
                                                          3,171              2,517              5,918              4,374

Gross profit ................................             2,781              5,222              5,985              9,282

Operating expenses:
     Sales and marketing ....................             4,778              4,175              8,436              8,290
     Research and development ...............             1,547              2,034              3,134              3,673
     General and administrative .............             1,025              1,021              2,014              2,103
     Restructuring costs .....................            1,376                 --              1,876                 --
     Goodwill amortization ..................               384                128                584                230
                                                       --------           --------           --------           --------
                     Total operating expenses             9,110              7,358             16,044             14,296


Loss from operations ........................            (6,329)            (2,136)           (10,059)            (5,014)
Other income ................................                28                215                 69                461
                                                       --------           --------           --------           --------
Loss before provision for income taxes ......            (6,301)            (1,921)            (9,990)            (4,553)

Provision for income taxes ..................                --                 --                 --                 --
                                                       --------           --------           --------           --------
Net loss ....................................           ($6,301)           ($1,921)           ($9,990)           ($4,553)
                                                       --------           --------           --------           --------
                                                       --------           --------           --------           --------
Basic loss per share ........................            ($0.62)            ($0.19)            ($0.98)            ($0.47)
Diluted loss per share ......................            ($0.62)            ($0.19)            ($0.98)            ($0.47)

     Shares used to compute basic EPS .......            10,214              9,869             10,205              9,753
     Shares used to compute diluted EPS .....            10,214              9,869             10,205              9,753



                                    --More--

GENTIA SOFTWARE PLC
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                    JUNE 30,         DECEMBER 31,
                                                                      1999               1998
                                                                    --------           --------
                                                                   (UNAUDITED)         (AUDITED)

                                                                       US$                US$
ASSETS
    Current assets:
           Cash and cash equivalents .....................          $  1,166           $  5,314
           Accounts receivable, net of allowances $4,704
              ( Dec 31, 1998 - $3,801) ...................             6,941             10,565
           Prepaid expenses and other current assets .....               898              1,363
           Tax recoverable ...............................                --                212
                                                                    --------           --------
      Total current assets ...............................          $  9,005           $ 17,454

    Property and equipment, net ..........................             1,880              2,192
    Goodwill on acquisition, net of amortization of $2,373
        (Dec 31, 1998 - $1,789) ..........................             6,353              6,902
                                                                    --------           --------
Total assets .............................................          $ 17,238           $ 26,548
                                                                    --------           --------
                                                                    --------           --------
LIABILITIES AND SHAREHOLDERS' EQUITY

    Current liabilities:
           Current portion of lease obligations ..........          $     88           $     78
           Accounts payable ..............................             2,774              2,203
           Accrued liabilities ...........................             4,728              3,778
           Deferred revenues .............................             4,446              4,754
           Other accounts payable ........................             1,406              1,766
                                                                    --------           --------
     Total current liabilities ...........................          $ 13,442           $ 12,579

    Non current liabilities:
           Deferred taxation .............................                --                 --
           Long-term portion of lease obligations ........               153                 59
                                                                    --------           --------
Total Liabilities ........................................          $ 13,595           $ 12,638


    Shareholders' equity:
           Ordinary shares ...............................             2,454              2,445
           Additional paid-in capital ....................            28,885             28,881
           Retained (deficit) ............................           (26,827)           (16,837)
           Cumulative translation adjustment .............              (869)              (579)
                                                                    --------           --------
Total shareholders' equity ...............................          $  3,643           $ 13,910
                                                                    --------           --------
Total liabilities and shareholders' equity ...............          $ 17,238           $ 26,548
                                                                    --------           --------
                                                                    --------           --------


                                      # # #